VR Holdings, Inc.

1615 Chester Road

Chester, Maryland 21619

October 25, 2010

Ms. Jessica Plowgian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

VR Holdings, Inc., Amendment No. 3 to Form S-1, Filed September 22, 2010, File No. 333-166884

Dear Ms. Plowgian:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated October 1, 2010 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

We note your response to comment three from our letter dated September 17, 2010.  Please further revise your disclosure to clarify when you anticipate that you will need to raise additional funds by means of a debt or equity offering in order to finance your litigation efforts.

Response:

The requested changes have been made.

Prospectus Summary, Page 4

2.

We note your response to comment five from our letter dated September 17, 2010.  Please further revise the first sentence of the third paragraph of this section to state that currently, the primary function of VRH is to pursue the litigation of the Cancer Foundation v. Cerberus Capital Management, L.P.  In addition, revise the fourth paragraph of this section to clarify that the primary purpose of the offering is to have claimants on the debt for which Mr. Lapides is personally liable exchange their claims for shares in the company.

Response:

The requested changes have been made.

3.

We note your response to comment 12 from our letter dated September 17, 2010.  Please further revise your disclosure here, as well as in your MD&A to explain how the company is not liable for this debt when it is reflected on your financial statements.  Such revised disclosure should also address the following:

•

If Mr. Lapides does not pay this debt and your litigation is unsuccessful, will the debt simply remain on your financial statements indefinitely?

•

Will interest continue to accrue on these amounts?

•

We note your statement that you wish to resolve potential claims so that you can move forward with the expectation that your past liabilities “both asserted and unasserted” have been extinguished.  Please disclose whether management believes the company may be subject to future claims (either asserted or unasserted) with respect to this debt.

In addition, please revise your disclosure on page 26 to clarify the date The Circuit Court of Anne Arundel County dismissed the claim of Marshall & Ilsley Trust Company.

Response:

The Company has restated the consolidated financial statements for matters related to an error for an overstatement of the long-term liability for the senior notes and accrued interest thereon.  The Company overstated long-term liabilities due to the Company not realizing that the debt is no longer an obligation as a result of the expiration of the statute of limitations.  The Company had debt of $6,399,610 relating to senior notes issued in October 1993 by a predecessor to Transcolor.  In September 1997, a Minnesota court granted a judgment against Transcolor for the debt.  On June 13, 2003, the United States Bankruptcy Court for the District of Maryland allowed the claim of $7,000,000 against Transcolor and granted a judgment against Mr. Lapides in the amount of $7,000,000 (principal on the notes and accrued interest) in favor of National City Bank of Minneapolis.  The accrued interest was $600,390 at June 13, 2003.  The post-judgment interest rate was set by the bankruptcy court at 1.4% per annum.  The statute of limitations expired against Transcolor in September 2007 and the debt and accrued interest have been written off as gain on forgiveness of debt in September 2007.  At this time, Mr. Lapides is the only party liable for the senior notes and accrued interest.

Additionally, the requested change for the claim of Marshall & Islley Trust Company has been made.

The Offering, Page 6

4.

Disclose whether MML, Inc. is legally obligated to distribute any proceeds received from the litigation of the Cancer Foundation v. Cerberus Capital Management, L.P. to all of the claimants and to the company.

Response:

The requested changes have been made.

5.

Please file the form of settlement and release agreement that claimants would have to provide to receive shares of VR Holdings in exchange for their claims.

Response:

The form has been attached to the registration statement as Exhibit 10.11.

6.

If Mr. Baker is going to be relying on the safe harbor in Rule 3a4-1 of the Securities Exchange Act of 1934 to sell the securities, tell us in your response letter how each element of the rule will be met.

Response:

Mr. Baker is an officer, director, and employee of VR Holdings, Inc. (the “Issuer”) and:

(1)

Is not subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Securities Exchange Act of 1934, as amended, at the time of his participation in the offering of the securities; and

(2)

Is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

(3)

Is not at the time of his participation an associated person of a broker or dealer; and

(4)

Meets the conditions of any one of paragraph (a)(4) (ii), or (iii) of this section.

(ii)

Mr. Baker meets all of the following conditions:

(A)

Mr. Baker primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Issuer otherwise than in connection with transactions in securities; and

(B)

Mr. Baker was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

(C)

Mr. Baker does not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)(4)(i) or (iii) of this section, except that for securities issued pursuant to rule 415 under the Securities Act of 1933, as amended, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

(iii)

Mr. Baker restricts his participation to any one or more of the following activities:

(A)

Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; provided, however, that the content of such communication is approved by an officer or director of the Issuer;

(B)

Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; provided, however, that the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933, as amended, or other offering document; or

(C)

Performing ministerial and clerical work involved in effecting any transaction.

Risk Factors, Page 10

7.

We note your response to comment six from our letter dated September 17, 2010.  Please note that we would like for you to group the risk factors contained on pages 10-15 into two categories: (i) risks related to your current business of pursuing your pending litigation and (ii) risks related to your proposed business.

Response:

The requested changes have been made.

8.

Please provide risk factor disclosure that specifically addresses the legal rights or benefits that the claimants would be giving up in the offering.  For example, state that the claimants would be giving up a legal judgment in exchange for shares in a shell company with no trading market and that the claimants would become common stockholders with only residual rights in the company.

Response:

The requested change has been made, as follows:

“Legal rights or benefits of claimants.

“The claimants who exchange their senior notes for shares in VRH would be giving up a legal claim against VRH and Mr. Lapides for shares in a shell company with no trading market, and the claimants would become common stockholders of VRH with only residual rights in VRH.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 23

9.

We note your response to comment eight from our letter dated September 17, 2010.  Please clarify that The Cancer Foundation had no legal claim to the $80,000,000, that you agreed to dismiss The Cancer Foundation from the lawsuit because they lacked standing, but that you issued 27.3 million shares to The Cancer Foundation based upon the amount of the pledge plus interest.  Also disclose the rate of interest used, the time period over which the interest was applied and the total dollar amount attributed to The Cancer Foundation in determining the number of shares to issue.

Response:

The requested change has been made.

10.

We note your response to comment 10 from our letter dated July 30, 2010.  Please revise your disclosure in your management’s discussion and analysis to quantify the additional costs you expect to incur as a result of being a public company.

Response:

The requested change has been made.

Liquidity and Capital Resources, Page 26

11.

Please revise the second paragraph of this section to clarify that interest is continuing to accrue on your outstanding liabilities.

Response:

The requested change has been made.  There are no interest, penalties or fines accruing on the past due amounts.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ John E. Baker

John E. Baker,

Chief Executive Officer

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